UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

United Online, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

911268100

(CUSIP Number)

Mark R. Goldston
United Online, Inc.
21301 Burbank Boulevard
Woodland Hills, CA 91367
(818) 287-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911268100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark R. Goldston

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,789,457

	8.	Shared Voting Power 688,883

	9.	Sole Dispositive Power 3,522,269

	10.	Shared Dispositive Power 688,883

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,478,340

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7% (based on the number of shares of Common Stock outstanding as of February 28, 2006)

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends the original Schedule 13D filed with the Securities and Exchange Commission by Mark R. Goldston (the “Reporting Person”) on May 9, 2005.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

The disclosure in Item 4 is hereby amended and restated in its entirety as follows:

The shares covered by this Schedule 13D are being held for investment purposes. Mr. Goldston may from time to time acquire shares of Common Stock, including by exercise of his stock options, or dispose of Common Stock, depending upon his personal investment goals, the market price of the Common Stock, the exercise of his responsibilities as trustee with respect to the Trust Shares (as defined in Item 5 below), and other factors.

On February 28, 2006, the Reporting Person entered into a written plan (the “Sales Plan”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, under which the Reporting Person has instructed Fidelity Brokerage Services LLC, as his agent, to sell up to an aggregate of 875,302 shares of United Online, Inc. (the “Issuer”) common stock from March 15, 2006 through the later of July 17, 2006 or until all shares subject to the Sales Plan have been sold, subject to the terms, conditions and restrictions set forth in the Sales Plan.  A copy of the Sales Plan is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Except as described above and in his role as Chairman, Chief Executive Officer and President of the Issuer, Mr. Goldston has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
The disclosure in Item 5 is hereby amended and restated in its entirety as follows:
(a)

As of February 28, 2006, Mr. Goldston was the beneficial owner of 4,478,340 shares of Common Stock, which comprises 6.7% of the 66,629,517 shares of Common Stock outstanding as February 28, 2006 (including shares subject to Mr. Goldston’s options which are currently exercisable or which will become exercisable within 60 days of February 28, 2006). Mr. Goldston’s beneficial ownership includes 3,539,457 shares subject to options which are currently exercisable or which will become exercisable within 60 days of February 28, 2006.

(b)

As of February 28, 2006, Mr. Goldston had (i) sole power to vote 3,789,457 shares of Common Stock; (ii) shared power to vote 688,883 shares of Common Stock, which are owned by the Mark and Nancy Jane Goldston Family Trust dated November 8, 1997 (the “Trust Shares”); (iii) sole power to dispose of 3,522,269 shares of Common Stock; and (iv) shared power to dispose the 688,883 Trust Shares.

(c)

On February 15, 2006 United Online withheld 44,698 shares of Common Stock with a fair market value of $12.18 per share to satisfy Mr. Goldston’s withholding tax obligations in connection with the vesting of restricted stock units.

(d)

Except for the Trust Shares, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Goldston.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure in Item 6 is hereby amended and restated in its entirety as follows:

The description of the Sales Plan set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.

From time to time, Mr. Goldston may be named in the form of proxy card distributed in connection with the annual meeting of United Online’s stockholders.

Except as otherwise described in this Schedule 13D, to the best of Mr. Goldston’s knowledge there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Goldston and between Mr. Goldston and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description
99.1	Sales Plan for Mark R. Goldston, dated February 28, 2006, between Mark R. Goldston and Fidelity Brokerage Services LLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 2, 2006
Date
/s/ Mark R. Goldston
Signature
Mark R. Goldston
Name/Title